PIER ACQUISITION II, INC.
3902 Peartree Place.
Calabasas, CA 91302

May 28, 2009

Ms. Michelle Lacko
Staff Attorney
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Pier Acquisition II, Inc. (the “Company”)
Amendment No. 2 to Form 10/A
Filed February 19, 2009
File No. 000-53553

Dear Ms. Lacko:

This letter is in response to the comments contained in the Staff’s letter to Pier Acquisition II, Inc. (the “Company”), concerning Amendment No. 2 to Form 10/A (“Amendment No. 2”), and dated April 28, 2009 (the “Comment Letter”).  We have filed a third amendment to the Registration Statement (“Amendment No. 3”) concurrent with this letter incorporating the requested changes.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter. Please note that we have not changed the page numbers in the headings or comments from the Comment Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 3.

On behalf of the Company, the following are our responses to the Staff's comments:

General

1.
We note that Amendment No. 2 includes only Items 1 and 1A.  In future filings, please include all the items required pursuant to Form 10.  Also, please provide us with analysis supporting your statement in the third paragraph of the Explanatory Note on page 2 that the amended filing may continue to speak only as of the date of the original filing and that the company is not required to update the disclosure to reflect events that have occurred since the date of the original filing.  Alternatively, delete this statement.

RESPONSE:

In response to the Staff’s comment, the Company has filed all items required pursuant to Form 10.  Additionally, the Company has deleted the statement in the Explanatory Note on page 2 that the amended filing may continue to speak only as of the date of the original filing and that the Company is not required to update disclosure to reflect events that have occurred since the date of the original filing.

Business, page 3

2.
We note your response to prior comment 1.  Although you have added disclosure related to your strategy for identifying and completing business combinations, you have not directly addressed how you intend to successfully compete against entities with greater financial, technical and managerial experience.  If you believe that your company has certain strengths that will enable it to compete successfully against other blank checks companies, please discuss your strategy for utilizing those strengths.  Alternatively, if it is your belief that there are sufficient attractive, potential targets to satisfy the large number of existing blank check companies, including those that have limited resources like yours, please disclose and explain the basis for that belief.

RESPONSE:

The Company does not claim that it will be able to successfully compete against other blank check companies, especially those with greater financial, technical and managerial experience.  The Company acknowledges that it is in a highly competitive market for a small number of business opportunities and that it is an insignificant participant in the business of seeking business combinations, therefore, in light of the Company’s competitive disadvantages it may not be able to successfully compete with other blank check companies.  In response to the Staff’s comments, the Company has revised its business section to clarify that the Company’s competitive disadvantages significantly reduce the likelihood of completing a successful business combination.

We Face A Number of Risks Associated With Potential Acquisitions….page 7

3.
We note your response to prior comment 5.  Please revise to discuss additional potential consequences in the event you incur substantial debt, including the fact that your indebtedness may impair your ability to operate your business and limit your ability borrow additional funds or capitalize on acquisitions or other business opportunities.

RESPONSE:

In response to the Staff’s comment, the Company has revised the risk factor “We face a number of risks associated with potential acquisitions…” on Page 7 of Amendment No. 2, to discuss additional potential consequences in the event the Company incurs substantial debt to complete a business combination.  The revised risk factor appears on Page 6 of Amendment No. 3.

There Are Relatively Low Barriers To Becoming A Blank Check Company….page 7

4.
We note your response to prior comment 6.  Please revise to briefly describe the requirements for becoming a blank check company or shell company so that investors can have a better understanding of the low barriers to entry and ease with which new competitors may enter the market.

RESPONSE:

In response to the Staff’s comment the Company has revised the risk factor “There Are Relatively Low Barriers To Becoming A Blank Check Company….,” on page 7 of Amendment No. 2.  The revised risk factor appears on page 7 of Amendment No. 3.

Reporting Requirement Under The Exchange Act…page 9

5.
We note your response to prior comment 3.  Please revise the third sentence to clarify that the Sarbanes-Oxley Act of 2002 will require that the company establish and maintain adequate internal controls and procedures over financial reporting.  Also, please discuss the possible consequences in the event that you fail to maintain an effective system of internal controls or discover material weaknesses in your internal controls, including the fact that you may be unable to produce reliable financial reports or prevent fraud, which in turn could harm your financial condition and result in loss of investor confidence and a decline in your share price.

RESPONSE:

In response to the Staff’s comment, the Company has revised the risk factor “Reporting Requirements Under the Exchange Act…,” on page 8 of Amendment No. 2. The revised risk factor appears on page 9 of Amendment No. 3.

It Is Likely That Our Common Stock Will Be Considered “Penny Stock”…page 12

6.
We note your response to prior comments 4.  Please revise to disclose that a broker dealer must receive a written agreement to the transaction from the investor setting forth the identity and quantity of the penny stock to be purchased.

RESPONSE:

In response to the Staff’s comment, the Company has revised the risk factor “It Is Likely That Our Common Stock Will Be Considered “Penny Stock” on page 12 of Amendment No. 2. The revised risk factor appears on Page 11 of Amendment No. 3.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you.  Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Feldman Weinstein & Smith LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

Pier Acquisition II, Inc.

By:	/s/ Philip J. Huml
Philip J. Huml
President